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D.C. 20549

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SEC MAIL
RECEIVED
MAY 30 2002
WASH. D.C.
154

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

FV 5/31/02

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Prebon Financial Products Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Hudson Street
(No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul A. Valenti (201)557-5204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Paul A. Valenti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prebon Financial Products, Inc., as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul a Valenti
Signature

Chief Financial Officer
Title

Karen LaRosa
Notary Public

Karen LaRosa
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 3/20/2005
2245287

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
MAY 3 0 2002
WASH. D.C.
154
SECTION

Prebon Financial Products Inc.

Consolidated Statement of Financial Condition
March 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Prebon Financial Products Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Prebon Financial Products Inc. and its subsidiary (the "Company") at March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 29, 2002

Prebon Financial Products Inc.
Consolidated Statement of Financial Condition
March 31, 2002

Assets	
Cash and cash equivalents	$ 12,106,791
Securities owned, pledged to creditors	3,511,197,621
Commissions receivable	10,516,714
Receivable from Parent	7,592,531
Deposit with clearing brokers	900,000
Receivable from clearing organizations	536,219
Total assets	$ 3,542,849,876
Liabilities and stockholder's equity	
Securities sold under agreements to repurchase	$ 3,492,555,430
Forward agreements	18,642,191
Accrued expenses	13,088,120
State income taxes payable	881,423
Total liabilities	3,525,167,164
Stockholder's equity	17,682,712
Total liabilities and stockholder's equity	$ 3,542,849,876

The accompanying notes are an integral part of this consolidated financial statement.

1. Organization and Operations

Prebon Financial Products Inc. (the "Company"), is a wholly owned subsidiary of Prebon Yamane (USA) Inc. (the "Parent"); an indirect wholly owned subsidiary of Prebon Group Limited, a United Kingdom company that is engaged principally in worldwide brokerage of financial products.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as agent, on a give-up basis, in the placement of equity index and other unlisted options among banks, corporations and other financial institutions. The Company's wholly-owned subsidiary, Prebon Energy, Inc. acts as an agent in the placement of energy products and related derivative transactions between financial institutions, energy producers, marketers and end users.

2. Summary of Significant Accounting Policies

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Prebon Energy, Inc. All material intercompany transactions and balances have been eliminated.

Securities owned, pledged to creditors

Securities owned are recorded on a trade date basis and carried at market value.

Securities sold under agreements to repurchase

Transactions involving sales of securities under agreements to repurchase are accounted for as collateralized financings and are carried at their contractual amount plus accrued interest. It is the policy of the Company to monitor collateral pledged to counterparties for changes in market value and, where appropriate, to require counterparties to return collateral pledged.

Income taxes

The Company and its ultimate U.S. Parent have a tax sharing agreement whereby Federal income taxes for the Company are determined on the basis of its separate taxable income. The Company is included in the consolidated Federal income tax return of its ultimate U.S. Parent and files its own New Jersey state tax return.

Estimated fair value of financial instruments

Statement of Financial Accounting Standards No. 107, "Disclosure abut Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the consolidated statement of financial condition.

Management estimates that the fair values of financial instruments recognized in the consolidated statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Cash and Cash Equivalents

Cash and cash equivalents includes cash segregated under federal regulations of $6,039 and short-term investments of $11,602,417. Short-term investments consist of a money market fund. These investments are carried at cost plus accrued interest, which approximates market value.

4. Deposit with Clearing Brokers

Amount represents cash and U.S. Treasury securities carried at cost plus accrued interest, which approximates market value, that are deposited with the Company's clearing brokers.

5. Securities Transactions

Under a purchase and resale agreement with a counterparty, the Company acquires government and agency securities under agreements to resell and the Company concurrently sells such securities to third parties under agreements to repurchase. The transaction under the terms of the purchase and resale agreement qualifies for purchase accounting in accordance with the provisions of SFAS 140 and accordingly, the Company has recorded securities owned of $3,511,197,621 and a related forward resale agreement ("forward agreement"). These securities, which have been pledged as collateral for the repurchase agreements, can be sold or repledged by the counterparties.

The forward agreement is recorded at fair value and changes in fair value of both securities owned and the related forward agreement are reflected in income currently, resulting in no cumulative impact on earnings.

6. Related Party Transactions

The Company reimburses the Parent for employee compensation and benefit costs paid by the Parent on the Company's behalf. The Parent makes disbursements on behalf of the Company for general and administrative expenses, such as rent, accounting and other administrative services, for which the Company reimburses the Parent through a service charge.

During the normal course of operations, the Company advances funds to its Parent. At March 31, 2002, the Company had a net receivable of $7,592,531 relating to such advances and administrative charges.

At March 31, 2002, the $3.5 billion repurchase agreements balance were placed with counterparties through Prebon Securities (USA) Inc. No fees have been charged for such services.

7. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, may not exceed 15 to 1. At March 31,

2002, the Company had net capital of $9,553,827 which exceeded the minimum net capital requirement by $9,175,920 and the Company's ratio of aggregate indebtedness to net capital was .59 to 1.

8. Employee Benefit Plans

The Parent maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions. Contribution expense is determined by an intercompany charge from the Parent.

9. Counterparty Risk

In the normal course of its business, certain securities transactions brokered by the Company are introduced to and settled by the Company's clearing firms. In the event of non-performance by a counterparty to such transactions, the Company may be responsible to meet obligations incurred by such non-performance.

10. Consolidated Subsidiary

The Company's consolidated subsidiary has total assets of $12,069,127, total liabilities of $8,300,446 and stockholder's equity of $3,768,181. The Company's subsidiary is not a "guaranteed subsidiary" for regulatory purposes. As a result, the subsidiary's assets, liabilities and stockholder's equity are not included in the Company's net capital computation.